EX. 99.28(d)(21)(iv)

Amendment

to the Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC and

Ziegler Capital Management, LLC

This Amendment is made by and among Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and Ziegler Capital Management, LLC, a Wisconsin Limited Liability Corporation and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into an Investment Sub-Advisory Agreement effective as of the 29th day of May, 2015, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to an investment portfolio of the to an investment portfolio of the Jackson Variable Series Trust (the “Trust”), as listed on Schedule A to the Agreement.

Whereas, the Parties have agreed to amend the following section of the Agreement:

Section 13. “DURATION OF AGREEMENT”

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

i.	Section 13. “DURATION OF AGREEMENT” is hereby deleted and replaced in its entirety with the following:

13.	DURATION OF AGREEMENT

This Agreement shall become effective as to a Fund upon execution or, if later, on the date that initial capital for such Fund is first provided to it and, unless sooner terminated as provided herein, the initial term will continue in effect through December 31, 2015.  Thereafter, if not terminated as to a Fund, this Agreement will continue for successive periods of 12 months through December 31, 2017, and thereafter will continue from year to year through September 30th for each Fund covered by this Agreement, as listed on Schedule A, provided that such continuation is specifically approved at least annually by the Board of Trustees or by vote of a majority of the outstanding voting securities of such Fund, and in either event approved also by a majority of the Trustees of the Trust who are not interested persons of the Trust, or of the Adviser, or of the Sub-Adviser (“Independent Trustees”) cast in person at a meeting called for the purpose of voting on such approval.

ii.	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

iii.
Both Parties represent and warrant to the other that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

iv.	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective December 13, 2017.

Jackson National Asset Management, LLC		Ziegler Capital Management, LLC

By:	/s/ Mark D. Nerud	By:	/s/ Scott A. Roberts
Name:	Mark D. Nerud	Name:	Scott A. Roberts
Title:	President and CEO	Title:	Chief Executive Officer, President